Filed Pursuant to Rule 433

Registration No. 333-121744

July 18, 2006

STRUCTURED EQUITY PRODUCTS

New Issue	Indicative Terms

THE BEAR STEARNS COMPANIES INC.

Notes Linked to a Basket of Three International Equity Indices

These Notes are Principal Protected

INVESTMENT HIGHLIGHTS

•                  Four-year term to maturity.

•                  Issue is a direct obligation of The Bear Stearns Companies Inc. (Rated A1 by Moody’s / A by S&P).

•                  Issue Price: 100.00% of the Principal Amount (99% for investors who purchase a principal amount of at least $1,000,000).

•                  Linked to a Basket of three benchmark international equity Indices, the S&P 500® Index, Dow Jones EURO STOXX 50® Index and the Nikkei 225® Index.

•                  If the Basket Return on the Calculation Date is greater than zero, the Notes will pay the positive percentage increase in the Basket.

•                  The Notes are principal protected if held to maturity even if the value of the index basket declines.

•                  The Notes will not pay periodic interest or reflect the payment of dividends.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

BEAR, STEARNS & CO. INC.
Structured Products Group
(212) 272-6928

GENERAL TERMS

This free writing prospectus relates to a Note offering linked to a basket of three international equity indices. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part.  Defined terms not defined herein shall have the same meaning as in the Prospectus Supplement and Pricing Supplement discussed below.

ISSUER:	The Bear Stearns Companies Inc. (“BSC”).
ISSUER’S RATING:	A1 / A (Moody’s / S&P).
CUSIP NUMBER:	073928Q97.
ISSUE PRICE:	100.00% of principal (the “Principal Amount”) (99% for investors who purchase a principal amount of at least $1,000,000).
PRINCIPAL AMOUNT:	To be disclosed in the final pricing supplement.
DENOMINATIONS:	$1,000 per Note.
SELLING PERIOD ENDS:	July [ ], 2006.
PRICING DATE:	July [ ], 2006.
SETTLEMENT DATE:	August [ ], 2006.
CALCULATION DATE:	July [ ], 2010.
MATURITY DATE:	August [ ], 2010 (for a term of approximately four years).
CASH SETTLEMENT VALUE:

On the Maturity Date you will receive the Cash Settlement Value, an amount in cash that depends upon the Basket Return. If, at the Calculation Date, the Basket Return is greater than zero, we will pay you at the Maturity Date the principal amount of the Notes, plus:

$1,000 x Basket Return x Participation Level

If, at the Calculation Date, the Basket Return is less than or equal to zero, you will receive at the Maturity Date $1,000.
BASKET RETURN:	The average of each Component Return.
COMPONENT RETURN:	For each Component, the Final Component Level minus the Initial Component Level, divided by the Initial Component Level.
FINAL COMPONENT LEVEL:	The closing level, as determined by the applicable Sponsor, of the applicable Component on the applicable Calculation Date.
INITIAL COMPONENT LEVEL:	The closing level, as determined by the applicable Sponsor, of the applicable Component on the Pricing Date.
PARTICIPATION LEVEL:	[100]%.
BASKET:	An equally weighted basket of Equity Indices (each, a “Component”):

	Component	Symbol
	S&P 500® Index	SPX Index
	Dow Jones EURO STOXX 50® Index	SX5E Index
	Nikkei 225SM Index	NKY Index

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus and prospectus supplement, each dated February 2, 2005 (the “Prospectus” and “Prospectus Supplement,” respectively), and the more detailed information contained in the Pricing Supplement, dated July 18, 2006 the “Pricing Supplement”. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.  The Pricing Supplement and the accompanying Prospectus and Prospectus Supplement may be accessed on the SEC Web site at www.sec.gov as follows:
http://www.sec.gov/Archives/edgar/data/777001/000104746906009687/a2171940z424b5.htm

ILLUSTRATIVE SETTLEMENT TABLE

The following illustrative table demonstrates the hypothetical Cash Settlement Value of a Note based on the assumptions outlined below.  The table does not purport to be representative of every possible scenario concerning increases or decreases in the Basket. You should not construe this table as an indication or assurance of the expected performance of the Notes.

Actual returns may be different. The table demonstrating the hypothetical Cash Settlement Value of a Note is based on the following assumptions:

•                  Investor purchases $1,000 aggregate principal amount of Notes at the initial public offering price of $1,000.

•                  Investor holds the Notes to maturity.

•                  The Initial Component Level for SPX is equal to 1,240.00.

•                  The Initial Component Level for SX5E is equal to 3,500.00.

•                  The Initial Component Level for NKY is equal to 15,000.00.

•                  All returns are based on a 48-month term; pre-tax basis.

•                  No Market Disruption Events or Events of Default occur during the term of the Notes.

SPX Initial	SPX Final	SX5E Initial	SX5E Final	NKY Initial	NKY Final	Basket Return	Participation Rate		Cash Settlement Value			Percentage Return Per Note
1240	2108	3500	5950	15000	25500	70.00%	[100	]%	$	[1700	]	[70.00	]%
1240	1984	3500	5600	15000	24000	60.00%	[100	]%	$	[1600	]	[60.00	]%
1240	1860	3500	5250	15000	22500	50.00%	[100	]%	$	[1500	]	[50.00	]%
1240	1736	3500	4900	15000	21000	40.00%	[100	]%	$	[1400	]	[40.00	]%
1240	1612	3500	4550	15000	19500	30.00%	[100	]%	$	[1300	]	[30.00	]%
1240	1488	3500	4200	15000	18000	20.00%	[100	]%	$	[1200	]	[20.00	]%
1240	1364	3500	3850	15000	16500	10.00%	[100	]%	$	[1100	]	[10.00	]%
1240	1240	3500	3500	15000	15000	0.00%	[100	]%	$	[1000	]	[0.00	]%
1240	1116	3500	3150	15000	13500	-10.00%	[100	]%	$	[1000	]	[0.00	]%
1240	992	3500	2800	15000	12000	-20.00%	[100	]%	$	[1000	]	[0.00	]%
1240	868	3500	2450	15000	10500	-30.00%	[100	]%	$	[1000	]	[0.00	]%
1240	744	3500	2100	15000	9000	-40.00%	[100	]%	$	[1000	]	[0.00	]%
1240	620	3500	1750	15000	7500	-50.00%	[100	]%	$	[1000	]	[0.00	]%
1240	496	3500	1400	15000	6000	-60.00%	[100	]%	$	[1000	]	[0.00	]%
1240	372	3500	1050	15000	4500	-70.00%	[100	]%	$	[1000	]	[0.00	]%
1240	248	3500	700	15000	3000	-80.00%	[100	]%	$	[1000	]	[0.00	]%

The following tables set forth the highest and lowest intraday sale prices during the applicable quarter, as well as end-of-quarter closing prices, for the Components during the periods indicated below. We obtained the information in the tables below from Bloomberg Financial Markets, without independent verification.

1.             S&P 500® Index

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
June 29, 2001	1,315.93	1,091.99	1,224.42
September 28, 2001	1,239.78	944.75	1,040.94
December 31, 2001	1,173.62	1,026.76	1,148.08
March 29, 2002	1,176.97	1,074.36	1,147.39
June 28, 2002	1,147.84	952.92	989.82
September 30, 2002	994.46	775.68	815.28
December 31, 2002	954.28	768.63	879.82
March 31, 2003	935.05	788.90	848.18
June 30, 2003	1,015.33	847.85	974.50
September 30, 2003	1,040.29	960.84	995.97
December 31, 2003	1,112.56	995.97	1,111.92
March 31, 2004	1163.23	1,087.06	1,126.21
June 30, 2004	1,150.57	1,076.32	1,140.84
September 30, 2004	1,140.84	1,060.72	1,114.58
December 31, 2004	1,217.33	1,090.19	1,211.92
March 31, 2005	1,229.11	1,163.69	1,180.59
June 30, 2005	1,219.59	1,136.15	1,191.33
September 30, 2005	1,245.86	1,183.55	1,228.81
December 31, 2005	1,275.80	1,168.20	1,248.29
March 31, 2006	1,310.88	1,245.74	1,294.83
June 30, 2006	1,326.70	1,219.29	1,270.20
From July 1, 2006 to July 14, 2006 only	1,280.38	1,241.43	1,242.29

2.             Dow Jones EURO STOXX 50® Index

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
June 29, 2001	5,866.57	5,104.84	5,424.23
September 28, 2001	5,502.55	3,654.05	4,222.30
December 31, 2001	4,926.49	4,060.58	4,877.12
March 29, 2002	4,935.54	4,380.69	4,855.48
June 28, 2002	4,837.28	3,731.25	4,072.58
September 30, 2002	4,117.29	2,815.42	2,874.45
December 31, 2002	3,516.34	2,788.14	3,115.92
March 31, 2003	3,303.94	2,418.41	2,666.53
June 30, 2003	3,355.95	2,668.65	3,219.38
September 30, 2003	3,532.48	3,150.22	3,198.80
December 31, 2003	3,690.00	3,211.40	3,690.00
March 31, 2004	3,965.61	3,616.39	3,734.47
June 30, 2004	3,902.86	3,559.30	3,827.27
September 30, 2004	3,869.77	3,520.13	3,723.25
December 31, 2004	4,042.81	3,735.01	4,036.18
March 31, 2005	4,270.31	4,001.65	4,189.68
June 30, 2005	4,454.41	4,042.17	4,440.33
September 30, 2005	4,799.85	4,365.79	4,796.84
December 31, 2005	5,070.13	4,513.44	5,017.08
March 31, 2006	5,439.65	4,955.13	5,414.42
June 30, 2006	5,512.64	4,861.08	5,216.50
From July 1, 2006 to July 14, 2006 only	5,250.49	5,076.85	5,076.85

3.             Nikkei 225SM Index

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
June 29, 2001	14,556.11	12,511.66	12,969.05
September 28, 2001	12,929.66	9,382.95	9,774.68
December 31, 2001	11,186.75	9,604.09	10,542.62
March 29, 2002	12,034.04	9,420.85	11,024.94
June 28, 2002	12,081.43	10,060.72	10,621.84
September 30, 2002	11,050.69	8,969.26	9,383.29
December 31, 2002	9,320.11	8,197.22	8,578.95
March 31, 2003	8,829.06	7,824.82	7,972.71
June 30, 2003	9,188.95	7,603.76	9,083.11
September 30, 2003	11,160.19	9,078.74	10,219.05
December 31, 2003	11,238.63	9,614.60	10,676.64
March 31, 2004	11,869.00	10,299.43	11,715.39
June 30, 2004	12,195.66	10,489.84	11,858.87
September 30, 2004	11,988.12	10,545.89	10,823.57
December 31, 2004	11,500.95	10,575.23	11,488.76
March 31, 2005	11,975.46	11,212.63	11,668.95
June 30, 2005	11,911.90	10,770.58	11,584.01
September 30, 2005	13,678.44	11,540.93	13,574.30
December 31, 2005	16,445.56	12,996.29	16,111.43
March 31, 2006	17,125.64	15,059.52	17,059.66
June 30, 2006	17,563.37	14,045.53	15,505.18
From July 1, 2006 to July 14, 2006 only	15,710.39	14,815.90	14,845.24

SELECTED RISK CONSIDERATIONS

The following highlights some, but not all, of the risk considerations relevant to investing in the Notes.  The following must be read in conjunction with the sections “Risk Factors” beginning on pages S-3 and PS-10, respectively, in the Prospectus Supplement and Pricing Supplement.  Defined terms not defined herein shall have the same meaning as in the Prospectus Supplement and Pricing Supplement.

•                  Suitability of Notes for investment — A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the Pricing Supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•                  No current income — We will not pay any interest on the Notes.  The yield on the Notes therefore may be less than the overall return you would earn if you purchased a conventional debt security at the same time and with the same maturity.

•                  Secondary market — Although the Notes will be listed on the American Stock Exchange, there is no assurance that an active secondary trading market will develop.  Bear, Stearns & Co. Inc. intends under ordinary market conditions to indicate prices for the Notes on request.  However, there can be no guarantee that bids for outstanding Notes will be made in the future; nor can the prices of any such bids be predicted.

•                  Possible loss of value in the secondary market — Your principal investment in the Notes is protected only if you hold your Notes to maturity.  If you sell your Notes prior to the Maturity Date, you may receive less, and possibly significantly less, than the amount you originally invested.

•                  No dividend or other payments — You will not receive any dividend payments or other distributions on the stocks underlying the Basket; nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

•                  Taxes — The U.S. federal income tax consequences of an investment in the Notes are complex and uncertain.  We intend to treat the Notes for all tax purposes as pre-paid cash-settled executory contracts linked to the value of the Basket and, where required, to file information returns with the Internal Revenue Service in accordance with such treatment.  Prospective investors are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.  Assuming the Notes are treated as pre-paid cash-settled executory contracts, you should be required to recognize capital gain or loss to the extent that the cash you receive on the Maturity Date or upon a sale or exchange of the Notes prior to the Maturity Date differs from your tax basis on the Notes (which will generally be the amount you paid for the Notes).

•                  The Notes are subject to equity market risks — Equity securities are susceptible to general equity market fluctuations and to volatile increases and decreases in value.

•                  Losses in one Component could eliminate or reduce gains in other Components — The Components may not move in tandem and increases in one or more Components may be offset by decreases in one or more other Components.

•                  Potential disruptions in the international markets — Certain of the Components include securities issued by international companies.  The international securities markets may be affected by market disruptions that could cause the prices and performance of the securities underlying such a Component to be adversely affected and affect the calculations of the Component Level.

•                  Certain ERISA Considerations — The purchase of Notes with assets of an employee benefit plan or similar arrangement may be subject to complex rules and regulations governing the investment of such assets.  Prospective investors are urged to consult with their own advisors and review the discussion under “Certain ERISA Considerations” in the Pricing Supplement regarding the consequences under the Employee Retirement Income Security Act of 1974, as amended, the Internal Revenue Code of 1986, as amended and any other applicable law with respect to the investment in the Notes with the assets of an employee benefit plan or similar arrangement.

LICENSE AGREEMENTS

Each Component is a service mark or trademark of the Sponsor of such Component.  The Notes, which are linked to the performance of the Components, are not sponsored, endorsed, sold or promoted by the Sponsor of any Component; and the Sponsors of such Components make no representations regarding the advisability of investing in the Notes.  We have entered or expect to enter into non-exclusive license agreements with each of the Sponsors, whereby we and our affiliates, in exchange for a fee, will be permitted to use the Components in connection with the offer and sale of the Notes.

All disclosures contained in this free writing prospectus regarding the Components, including their make-up, methods of calculation and changes in their components, are derived from publicly available information.  We do not assume any responsibility for the accuracy or completeness of such information.

S&P 500® Index

We have entered into a non-exclusive license agreement with Standard & Poor’s (“S&P”) providing for the license to us, in exchange for a fee, of the right to use the S&P 500® Index (“SPX”), which is owned and published by S&P, in connection with certain securities, including the Notes.  The license agreement between S&P and us provides that the following language must be set forth in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by S&P.  S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly.  S&P’s only relationship to us is the licensing of certain trademarks, trade names and service marks of S&P and of the SPX, which is determined, composed and calculated by S&P without regard to us or the Notes.  S&P has no obligation to take our needs or the needs of holders of the Notes into consideration in determining, composing, or calculating the SPX.  S&P is not responsible for and has not participated in the determination of the timing of, prices at which Notes are sold, or quantities of the Notes to be issued or in the determination or calculation of the amount payable at maturity.  S&P has no obligation or liability in connection with the administration, marketing, or trading of the Notes.

S&P does not guarantee the accuracy and/or the completeness of the SPX or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein.  S&P makes no warranty, express or implied, as to results to be obtained by us, owners of the Notes, or any other person or entity from the use of the SPX or any data included therein.  S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein.  Without limiting any of the foregoing, in no event shall S&P have any liability for any lost profits or indirect, punitive, special, or consequential damages or losses, even if notified of the possibility thereof.  There are no third party beneficiaries or any agreements or arrangements between S&P and us.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Notes.

Dow Jones EUROSTOXX 50SM Index

We have entered into a non-exclusive license agreement with Stoxx Limited (“STOXX”) whereby we, in exchange for a fee, are permitted to use the Dow Jones EUROSTOXX 50SM Index in connection with the offer and sale of the Notes. The license agreement between STOXX and us provides that the following language must be set forth in this supplement:

The Notes are not sponsored, endorsed, sold or promoted by STOXX or Dow Jones & Company, Inc. (“Dow Jones”). Neither STOXX nor Dow Jones makes any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. The only relationship of STOXX to the Bear Stearns Companies Inc. is as the licensor of the Dow Jones EUROSTOXX 50SM Index and of certain trademarks, trade names and service marks of STOXX, and as the sublicensor of the Dow Jones IndexesSM and of certain trademarks, trade names and service marks of Dow Jones. The aforementioned indexes are determined, composed and calculated by STOXX or Dow Jones, as the case may be, without regard to the licensee or the Notes. Neither STOXX nor Dow Jones is responsible for or has participated in the determination of the timing, prices, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Neither STOXX nor Dow Jones has any obligation or liability in connection with the administration, marketing or trading of the Notes.

NEITHER STOXX NOR DOW JONES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEXES OR ANY DATA INCLUDED THEREIN, AND NEITHER SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NEITHER STOXX NOR DOW JONES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEXES OR ANY DATA INCLUDED THEREIN. NEITHER STOXX NOR DOW JONES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH OF THEM EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEXES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL EITHER STOXX OR DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN STOXX AND US OTHER THAN OUR AFFILIATES.

The Dow Jones EUROSTOXX 50SM Index is proprietary and copyrighted material. The Dow Jones EUROSTOXX 50SM Index and the related trademarks have been licensed for certain purposes by The Bear Stearns Companies Inc. Neither Stoxx Limited nor Dow Jones & Company, Inc. sponsors, endorses or promotes the Notes based on the Dow Jones EUROSTOXX 50SM Index.

Nikkei 225SM Index

We expect to enter into a non-exclusive license agreement with Nihon Keizai Shimbun, Inc. (“NKS”) providing for the license to us, in exchange for a fee, of the right to use the NKY, which is owned and published by the NKS, in connection with certain securities, including the Notes.  The license agreement between the NKS and us provides that the following language must be set forth in this pricing supplement:

The Nikkei 225 Stock Average is the intellectual property of NKS. “Nikkei,” “Nikkei Stock Average” and “Nikkei 225” are the service marks of the NKS. The NKS reserves all rights including copyright, to the NIKKEI 225 Index.”

These securities are not in any way sponsored, endorsed, sold or promoted by the Osaka Securities Exchange, the Tokyo Stock Exchange (“TSE”) or the NKS and none of the Osaka Securities Exchange, the TSE and the NKS makes any warranty or representation whatsoever, express or implied, as to the results to be obtained from the use of the Nikkei 225 Stock Average or the level at which the Nikkei 225 Stock Average stands at any particular time on any particular day or otherwise. The Nikkei 225 Stock Average is compiled and calculated solely by the NKS. None of the Osaka Securities Exchange, the TSE and the NKS shall be liable (whether in negligence or otherwise) to any person for any error in the Nikkei 225 Stock Average and none of the Osaka Securities Exchange, the TSE and the NKS shall be under any obligation to advise any person of any error therein.